# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Boyd Group Services Inc., CIK 0002091467
CUSIP: 103310108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1745 ELLICE AVE., UNIT C1, WINNIPEG, Manitoba Canada (A2), 00000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,425,657; shared voting power 3,773; sole dispositive power 1,436,028; shared dispositive power 3,773; aggregate amount beneficially owned 1,439,801 (5.17% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 826,957; shared voting power 3,773; sole dispositive power 826,957; shared dispositive power 3,773; aggregate amount beneficially owned 830,730 (0% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 827,444; shared voting power 1,280; sole dispositive power 827,444; shared dispositive power 1,280; aggregate amount beneficially owned 828,724 (2.97% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 293; shared voting power 0; sole dispositive power 293; shared dispositive power 0; aggregate amount beneficially owned 293 (0% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 540,473; shared voting power 0; sole dispositive power 540,473; shared dispositive power 0; aggregate amount beneficially owned 540,473 (1.94% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,493; sole dispositive power 0; shared dispositive power 2,493; aggregate amount beneficially owned 2,493 (0% of the class)
- 1001271606 ONTARIO INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 593,369; shared voting power 0; sole dispositive power 603,740; shared dispositive power 0; aggregate amount beneficially owned 603,740 (2.16% of the class)
- Burgundy Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 593,369; shared voting power 0; sole dispositive power 603,740; shared dispositive power 0; aggregate amount beneficially owned 603,740 (2.16% of the class)

## Item 1. Issuer
Name of issuer: Boyd Group Services Inc.
Address of issuer's principal executive offices:
1745 ELLICE AVE., UNIT C1, WINNIPEG, MANITOBA, CANADA
00000

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

1001271606 ONTARIO INC

Burgundy Asset Management, Inc.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

1001271606 ONTARIO INC - CANADA (FEDERAL LEVEL)

Burgundy Asset Management, Inc. - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1439801
Percent of class: 4.4
Sole power to vote or to direct the vote:
Bank of Montreal - 1,425,657

BANK OF MONTREAL HOLDING INC. - 826,957

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 827,444

BMO PRIVATE INVESTMENT COUNSEL INC. - 293

BMO ASSET MANAGEMENT INC. - 540,473

BMO NESBITT BURNS INC. - 0

1001271606 ONTARIO INC - 593,369

Burgundy Asset Management, Inc. - 593,369
Shared power to vote or to direct the vote:
Bank of Montreal - 3,773

BANK OF MONTREAL HOLDING INC. - 3,773

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 1,280

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 2,493

1001271606 ONTARIO INC - 0

Burgundy Asset Management, Inc. - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 1,436,028

BANK OF MONTREAL HOLDING INC. - 826,957

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 827,444

BMO PRIVATE INVESTMENT COUNSEL INC. - 293

BMO ASSET MANAGEMENT INC. - 540,473

BMO NESBITT BURNS INC. - 0

1001271606 ONTARIO INC - 603,740

Burgundy Asset Management, Inc. - 603,740
Shared power to dispose or to direct the disposition:
Bank of Montreal - 3,773

BANK OF MONTREAL HOLDING INC. - 3,773

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 1,280

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 2,493

1001271606 ONTARIO INC - 0

Burgundy Asset Management, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- 1001271606 ONTARIO INC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- Burgundy Asset Management, Inc.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)